Exhibit 99.3

Trident Reports First Half 2025 Unaudited Financial Results

SINGAPORE, September 23, 2025 (GLOBE NEWSWIRE) — Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a Singapore-based catalyst for digital transformation and Web 3.0 activation, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half of 2025 Financial Highlights

●	Total revenues were US$36,612, compared to US$378,839 for the six months ended June 30, 2024.

●	Gross profit was US$17,643, compared to US$18,449 for the six months ended June 30, 2024.

Soon Huat Lim, Trident’s Founder, Chairman, and Chief Executive Officer, commented, “Our 1H25 financial performance was marked with substantial strategic investments focused on long-term value creation. During the period, we also made additional strategic investments. These initiatives position us at the forefront of the digital asset ecosystem and underscore our conviction that building tomorrow’s infrastructure requires bold action today. With multiple revenue catalysts on the horizon, we are confident that our investments and strategic positioning will drive sustainable growth and create meaningful shareholder value in the quarters ahead.”

Recent developments

On June 25, 2025, Trident announced that it had signed the definitive public-private partnership (PPP) agreement with the Government of the Democratic Republic of Congo (“DRC”). The contract paved the way for nationwide deployment of “DRCPass,” the DRC’s robust national digital identification system, to be rolled out in phases with an accompanying public-education campaign.

On August 18, 2025, Trident announced it had entered into a definitive sales and purchase agreement to acquire a 30% equity stake in Tongxin Innovation Limited (“Tongxin”), operator of the innovative ToMe Web 3.0 e-commerce platform on Telegram. The strategic investment represents a significant expansion of Trident’s Web 3.0 ecosystem and demonstrates the company’s commitment to pioneering blockchain-enabled e-commerce solutions.

About Trident

Trident is a leading catalyst for digital transformation in technology optimization and Web 3.0 activation. Its flagship product, Tridentity, is a blockchain-based identity platform that is designed to deliver secure single-sign-on authentication across diverse industries. Trident’s mission is to become a global leader in Web 3.0 enablement, connecting organizations to reliable and secure digital infrastructure with optimized user experiences, with a strong focus on Southern Africa and other high-growth markets.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor/Media Enquiries

Investor Relations
Robin Yang, Partner – ICR LLC
investor@tridentity.me | +1 (212) 321-0602

Media Relations
Brad Burgess, SVP – ICR LLC
brad.burgess@icrinc.com

TRIDENT DIGITAL TECH HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of June 30,	As of December 31,
	2025	2024
Assets
Current assets:
Cash	$184,618	$194,113
Accounts receivable, net	102,078	80,587
Contract cost assets	159,247	138,740
Prepaid expenses and other current assets	1,208,106	1,246,256
Total current assets	1,654,049	1,659,696

Non-current assets:
Property and equipment, net	126,671	139,717
Operating lease right-of-use assets	871,955	991,796
Other non-current assets	-	243,040
Total non-current assets	998,626	1,374,553

TOTAL ASSETS	2,652,675	3,034,249

Liabilities
Current liabilities:
Current portion of long-term borrowings	65,952	59,887
Accounts payable	297,765	322,027
Deferred revenue	543,849	409,654
Amounts due to related parties	44,909	-
Accrued expenses and other liabilities	293,216	191,098
Operating lease liabilities, current	397,266	363,297
Total current liabilities	1,642,957	1,345,963

Non-current liabilities:
Amounts due to related parties, non-current	5,822,294	1,345,225
Long-term borrowings	69,326	95,624
Operating lease liabilities, non-current	474,690	628,499
Total non-current liabilities	6,366,310	2,069,348

TOTAL LIABILITIES	8,009,267	3,415,311

COMMITMENTS AND CONTINGENCIES (note 15)

Shareholders’ deficit
Class A Ordinary Shares (par value $0.00001 per share; 1,000,000,000 Class A ordinary shares authorized, 50,000,000 and 50,000,000 Class A ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively) *	500	500
Class B Ordinary Shares (par value $0.00001 per share; 4,000,000,000 Class B ordinary shares authorized, 603,864,286 and 466,364,286 Class B ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively) *	6,039	4,664
Additional paid-in capital	20,858,763	14,003,653
Accumulated deficit	(25,577,935)	(14,306,387)
Accumulated other comprehensive loss	(643,959)	(83,492)
Total shareholders’ deficit	(5,356,592)	(381,062)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,652,675	$3,034,249

TRIDENT DIGITAL TECH HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2024
Net revenue	$36,612	$378,839
Cost of revenue	(18,969)	(360,390)
Gross profit	17,643	18,449

Operating expenses:
Selling expenses	(380,898)	(264,326)
General and administrative expenses	(10,517,607)	(1,528,022)
Research and development expenses	(447,369)	(172,519)
Total operating expenses	(11,345,874)	(1,964,867)

Other (expenses)/income, net:
Financial expenses, net	(5,442)	(5,015)
Other income	62,125	24,406
Total other income, net	56,683	19,391

Loss before income tax expense	(11,271,548)	(1,927,027)
Income tax expenses	-	-
Net loss	(11,271,548)	(1,927,027)

Other comprehensive loss:
Foreign currency translation adjustment	(560,467)	(53,481)
Total comprehensive loss	(11,832,015)	(1,980,508)

Weighted average number of Ordinary Shares – basic and diluted*	621,289,700	501,964,286

Basic and diluted loss per ordinary share	(0.02)	(0.00)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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